AMERIGROUP CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction – Commitment to Compliance

AMERIGROUP Corporation, including its subsidiaries and affiliates (“AMERIGROUP”), its associates, officers and Directors are committed to maintaining the highest ethical standards in the conduct of their business and maintaining a work environment that promotes and requires compliance with applicable governing laws.

The Code of Business Conduct and Ethics (the “Code”) shall be posted on the AMERIGROUP’s corporate website, www.amerigroupcorp.com, and on AMERIGROUP’s intranet site, ART.

This Code reflects AMERIGROUP’s missions and values. It holds each person and entity accountable for their actions and/or omissions and must be part of AMERIGROUP’s day-to-day operations.

2.	Code of Business Conduct and Ethics Operation

AMERIGROUP and each associate, officer and Director must operate ethically and adhere to this Code, AMERIGROUP policies and applicable laws and regulations. Compliance with the Code is a condition of employment or association with AMERIGROUP. To ensure this, each associate, officer and Director is required to read this Code, participate in annual training and acknowledge in writing his or her compliance with it during the merit review process. AMERIGROUP’s Directors must acknowledge in writing their personal compliance with the Code on an annual basis at the Board meeting in which the Yearly Compliance Review report is presented.

It is AMERIGROUP’s policy to comply with all applicable laws, rules and regulations related to its operation and to act in an honest and ethical manner at all times. No associate, officer or Director should ever assume or read between the lines that AMERIGROUP wants him or her to violate a law or regulation or to act unethically even if asked to do so by a supervisor.

3.	Code of Business Conduct and Ethics Associate Training

Each associate of AMERIGROUP must successfully complete compliance training on the Code of Business Conduct and Ethics within ninety days of joining AMERIGROUP and annually thereafter.

Supervisors must ensure that each associate under his or her supervision completes this training. If an associate has failed to successfully complete compliance training, the associate cannot participate in the annual merit review process.

4.	Express Your Ethics – Compliance Reporting

As part of the obligations of this Code, each associate, officer and Director covered under this Code is required to report any suspected or observed misconduct, including violations of law or policy.

For ease in reporting, AMERIGROUP created anonymous hotlines that may be utilized in lieu of making a report directly to the Compliance Officer. The Compliance Officer is responsible for the day-to-day compliance with the Code. The Nominating and Corporate Governance Committee (the “Nominating Committee”) of the AMERIGROUP Board of Directors oversees the operation of the Code and receives direct reports from the Compliance Officer. Associates should refer to ART for the specific policies and procedures related to the duties of the Compliance Officer and the Compliance Committee.

The hotlines are accessible via voice or electronic mail. The voice mail system can be accessed internally by dialing extension 37475 in Virginia and 33633 in all other locations. The outside number is 757-518-3633. Internal e-mails should be sent to Ethics & Integrity.

Reporting Financial Issues: Any associate may submit, on a confidential, anonymous basis, any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters by identifying the concern in writing and forwarding the report in a sealed envelope to the Corporate Secretary. The outside of the envelope must include the language “To be opened by the Audit Committee only.”

Associates wishing to discuss the report with the Audit Committee must include a contact number with the report so that the Audit Committee can contact the associate if it deems the discussion necessary to address the reported concerns.

Associates who do not wish to submit the sealed report to the Corporate Secretary, may also utilize the anonymous hotlines. In such an instance, the General Auditor will be notified so that an investigation and report may be made to the Audit Committee.

Confidentiality regarding those who make compliance reports and those potentially involved is maintained to the extent possible during a compliance investigation.

No associate, officer and Director who, in good faith, reports suspected misconduct shall be retaliated against or otherwise disciplined by AMERIGROUP for making such an allegation.

5.

Nonretaliation

No associate, officer and Director who, in good faith, reports suspected misconduct shall be retaliated against or otherwise disciplined by AMERIGROUP for making such an allegation

An associate, officer or Director who believes that he or she is being retaliated against for following the Code of Conduct and Business Ethics and/or reporting a suspected violation of the Code should notify the Compliance Officer and/or Associate Services.

6.	Administration of the Code of Conduct and Ethics

This Code will be administered by the Nominating Committee. The Nominating Committee has the authority to issue interpretations of the Code and propose amendments thereto.

The Board of Directors must approve all amendments to the Code. The Board of Directors must approve any waivers from the Code for members of the Board of Directors or officers of AMERIGROUP.

Disclosures of Waivers: Any waiver of the Code for Directors or executive officers shall be disclosed to the public on AMERIGROUP’s website within five business days after the waiver is granted.

7.	Corrective Actions

Failure to comply with this Code, or the applicable laws and/or regulations may result in corrective action up to and including termination from employment or association with AMERIGROUP and in appropriate cases may involve civil or criminal sanctions.

8.	Conduct Under The Code

A.	Conflict of Interest

Associates, officers and Directors must conduct themselves in a manner that avoids actual or apparent conflicts of interest and that protects AMERIGROUP’s business reputation.

A conflict of interest arises when an associate’s, officer’s or Director’s judgment is or may be influenced by considerations of improper personal gain or benefit to the associate, officer and Director or another person. The following are general examples of conflicts of interest.

Business Opportunities/Vendor Relationships: Conflicts may arise from the affiliation of an associate or officer with a business entity that is a competitor, customer, provider or supplier, or otherwise does business with AMERIGROUP.

Associates, officers and Directors owe a duty to AMERIGROUP to advance its legitimate interests when the opportunity to do so arises. Any associate, officer or Director who learns of a business or investment opportunity through the use of corporate property or information or their position at AMERIGROUP, such as from a competitor, actual or potential customer or business associate of AMERIGROUP, may not participate in the opportunity or make the investment without the prior written approval of the Compliance Officer. Directors must obtain the prior approval of the Board of Directors. Such an opportunity should be considered an investment opportunity for AMERIGROUP in the first instance. Associates, officers and Directors may not use corporate property or information or their positions at AMERIGROUP for improper personal gain and may not compete with the AMERIGRIOUP.

Duty to Report:

As conflicts are not always clear-cut, each associate has the obligation to report all transactions or relationships that reasonably could be expected to give rise to a conflict. Because it is impossible to outline every potential conflict, associates should recognize that the appearance of a conflict of interest may be just as damaging to AMERIGROUP’s reputation as a real conflict, even when no wrong is done. Associates must make a full and timely disclosure of any situation that may result in a conflict of interest or the appearance of a conflict. Such reports must be made to the associate, officer and Director’s manager and the Compliance Officer. Decisions as to whether there is a conflict or the appearance of one will be determined by AMERIGROUP under the direction of the Compliance Officer.

Director Conflicts: Directors can also face potential conflicts of interest or business relationships could affect their status as an independent Director. Certain actions or interests held by a Director can make it difficult to perform his or her work for AMERIGROUP in an objective and effective manner.

Duty to Report:

As conflicts are not always clear-cut, Directors shall report any potential conflicts to and are encouraged generally to consult with the Corporate Secretary or General Counsel. The Corporate Secretary or General Counsel will then consult with the Chairman of the Board or the full Board as necessary.

Family and Personal Relationships – Duty to Report: When a family member or close friend of an associate living in the same household works for a competitor, customer, provider or supplier of AMERIGROUP, a potential conflict exists as there is a chance for favoritism or inappropriate sharing of confidential information. This must be reported by the associate to the Compliance Officer.

Gifts and Favors: Associates, officers and/or Directors shall not accept gifts, payments, fees services, discounts, valuable privileges or other favors which would or might appear to improperly influence them in performance of their duties.

Travel and Entertainment: AMERIGROUP pays or reimburses legitimate travel expenses in accordance with its expense policy. Business related entertainment may be accepted or provided as long as it is reasonable under all circumstances and is consistent with AMERIGROUP’s mission and values. Entertainment would be unreasonable if it could be perceived to influence the recipients business decision related to AMERIGROUP. Even modest entertainment should be refused if it could appear to a reasonable observer that the entertainment would unduly influence the recipient’s business decisions.

If an associate uses AMERIGROUP suppliers, contractors or associates for personal business, the associate is expected to pay fair market value for services rendered and materials provided. Although the use of associates for the personal business interests of fellow associates, officers or Directors is not absolutely prohibited, it is highly discouraged.

Loans and Guarantees of Obligations: AMERIGROUP may not make or arrange for loans, guarantees or extensions of credit to its associates, officers and Directors. Associates, officers and Directors or their family members are prohibited from soliciting or accepting loans or guarantees of obligations from third parties who are vendors to AMERIGROUP.

B.	Record Keeping and Use of AMERIGROUP Resources

Associates must establish and maintain a system of internal accounting controls designed to prevent unauthorized, unrecorded or inaccurately recorded transactions and permit the preparation of financial statements according to generally accepted accounting.

Associates must ensure that reports and documents filed or submitted by AMERIGROUP to the Securities and Exchange Commission and in other public communications contain full, fair, accurate, timely and understandable disclosures.

All communication systems and other property, including, but not limited to, electronic mail, internet access or voice mail are the property of AMERIGROUP Corporation and are to be used primarily for business purposes. While highly limited personal use is permitted, each associate should assume that the communications are not private.

AMERIGROUP maintains the right to monitor each associate’s communication uses including web sites accessed via the internet.

Personal use of general office supplies including, but not limited to, paper, pens and stamps is considered theft by AMERIGROUP and will subject the associate to corrective action under AMERIGROUP’s policies and procedures.

C.	Fraud, Dishonesty or Criminal Conduct

Fraud, dishonesty or criminal conduct involving the operations of AMERIGROUP is prohibited and will not be tolerated.

Fraud is a broad concept that refers generally to any intentional act committed to secure an unfair or unlawful gain.

Financial Fraud generally involves one of the following categories:

Fraudulent financial reporting: This generally involves earning management arising from improper revenue recognition, and overstatement of assets or understatement of liabilities.

Misappropriation of assets: This involves internal or external schemes including embezzlement, payroll fraud and theft.

Expenditures and liabilities for improper purposes: This type of financial fraud includes commercial and public bribery, kickbacks or other improper payment schemes.

Fraudulently obtained revenue and assets, and costs and expenses avoided: This generally involves schemes in which an entity commits a fraud against its associates or third parties. It also includes situations in which an entity improperly avoids an expense such as tax fraud.

Duty to Report:

Suspected or identified conduct on the part of anyone inside or outside AMERIGROUP that violates this Code must be reported immediately to the Compliance Officer.

Each associate, officer and Director must cooperate with, and be truthful during, all authorized investigations.

If an associate, officer and Director subject to this Code is contacted by any law enforcement or other governmental agency about actual or suspected illegal conduct of any kind, such contact must be reported immediately to the Compliance Officer.

D.	Securities Transactions and Other Corporate Opportunities

Associates, officers and Directors are required to follow and abide by the applicable trading policies adopted by the company and identified as follows: Policy Statement on Trading in Company Securities by Employees and the Policy Statement on Trading in Company Securities by Directors and Officers.

E.	Intellectual Property

Intellectual property used by AMERIGROUP, whether owned or licensed from others, is a valuable asset and must be protected from unauthorized use or disclosure.

Each associate, officer and Director is responsible for the proper handling of all intellectual property under his or her control. This includes all names, logos, trademarks, patents, service marks and copyrights. All associates, officers and Directors must abide by AMERIGROUP’s policy and procedures for the use and protection of intellectual property.

F.	Safeguarding member health information and other proprietary, confidential or non-public information

Member health information and other proprietary, confidential or nonpublic information related to AMERIGROUP and/or entities with which it conducts business must be handled properly in order to protect such information from inappropriate access, use and disclosure. All associates and vendors are required to abide by the rules and regulations of the Health Insurance Portability and Accountability Act (HIPAA).

AMERIGROUP has specific policies in place that must be followed to protect the privacy of such information. AMERIGROUP has designated a Privacy Officer to oversee its privacy policies that are available on ART.

AMERIGROUP also maintains a building security system in each location and requires its associates to wear and/or display identification badges at all times. Identification badges are required for all associates, temporaries, vendors and visitors. Detailed information on identification badges is located on ART.

G.	Business and Trade Practices

All associates, officers and Directors are expected to comply fully with all federal and state laws and regulations applicable to AMERIGROUP’s businesses and with all applicable company policies. Compliance with these laws, regulations and rules is periodically tested by market conduct examinations and other regulatory inquiries.

•	Each associate, officer and Director has a duty to consult with the Compliance Officer on any matter relating to actual or potential noncompliance with any law or regulation or any of the company’s contractual commitments.

•	Each associate, officer and Director must adhere to appropriate procedures governing the retention and destruction of records consistent with applicable laws, regulations, company policies and business needs.

H.	Government Contracting

When AMERIGROUP accepts government contracts, it has an obligation to ensure that it administers those contracts in a manner that fully complies with contracting laws and regulations.

Associates must comply fully with all federal, state and local laws regulating government contracting.

•	Managers and officers must abide by specific rules governing the recruitment and employment of current or former government employees.

•	Associates and officers must comply with all laws that apply in the countries where AMERIGROUP does business.

•	Associates and officers must be accurate and complete in all representations and certifications in negotiating or administering government contracts. The submission of a proposal, quotation, reconciliation, rate submission, certification or other document or statement that is false, incomplete or misleading can result in liability for both the company and the associate, officer and Director. Questions should be directed to legal counsel.

I.	Employment Practices

Employment decisions must be based only on an associate’s or applicant’s qualifications, demonstrated skills and achievements without regard to race, color, sex, national origin, religion, age, disability, veteran status, citizenship, sexual orientation, gender identity or marital status.

For specific information regarding AMERIGROUP’s policies and procedures related to employment practices or other categories identified in the Code, associates should refer to ART or consult their manager or designated Associate Services Representative.

Equal Opportunity and Affirmative Action:

It is the Company’s policy to provide opportunities for recruitment, hiring, training, and promotion, to qualified applicants without regard to race, color, sex, age, religion, national origin, disability or veteran status, or other protected classifications.

Associates are responsible for administering all company programs and benefits according to their terms, without discrimination.

Duty to Report: Suspected discriminatory treatment of an associate or applicant must be reported immediately to the Compliance Officer.

Work Environment: All associates are entitled to be treated with respect and dignity. This includes maintenance of a work environment free of harassment.

Sexual Harassment: ART contains detailed information on associates’ and managers’ responsibilities with respect to sexual harassment including the duty to report.

Unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature constitute sexual harassment when:

a)	Submission to such conduct is made either explicitly or implicitly a term or condition of employment or as a basis for an employment decision, or

b)	Such advances, requests or conduct have the purpose or effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile, humiliating or sexually offensive work environment.

Nepotism: Any associate, officer or Director who may report, directly or indirectly to a person who is a relative or to a person with whom the associate, officer or Director has a close personal relationship that may adversely affect such manager’s ability to supervise objectively and effectively must disclose the relationship to (i) his or her managers at a higher level than that at which the relationship exists, and (ii) to the Compliance Officer.

J.	Political Contributions

AMERIGROUP believes that being a good corporate and individual citizen involves voting and being involved in campaigns that affect us. However, there are rules on what AMERIGROUP and associates can and cannot do relative to elections and political activities.   AMERIGROUP works very hard to make certain that we comply with both the spirit and the intent of all applicable state and federal elections laws.

K.	Fair Dealing

Each associate, officer and Director must deal fairly with the customers, competitors and employees of AMERIGROUP. AMERIGROUP depends on its reputation for quality, service and integrity. Associates, officers and Directors must never take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

L.	Quality of Care

Each associate, officer and Director must at all times remain aware of the need to arrange for the provision of quality care to AMERIGROUP health plan members. While AMERIGROUP is not a provider of direct medical care, the Company’s goal is to provide access to quality care for health plan members.

As a result of this focus, AMERIGROUP personnel must guard against any actions including those described below that may result in underutilization of care. All associates, officers and Directors should keep in mind that this list is not all inclusive and that each person has an obligation to avoid actions or inactions that erode the quality of care available to health plan members:

•	deliberately fail to contract with sufficient providers in the geographic service area to handle enrollee membership

•	deliberately delay in approving or fail to approve timely submitted medically necessary referrals

•	deliberately establish a utilization review process that is so burdensome that no enrollee could reasonably be expected to fulfill the requirements; or

•	deliberately and categorically deny payment of claims that meet claims requirements and otherwise qualify for coverage.